UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON FEBRUARY 29, 2012

DATE, TIME AND PLACE:

February 29, 2012, at 12:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira and José Roberto Mendonça de Barros – Directors. Messrs. José Manuel Tejón Borrajo and José Antonio Alvarez Alvarez and Mrs. Viviane Senna Lalli - Directors were absent due to justified reasons. The Senior Vice-President Executive Officer Mr. Carlos Alberto López Galán was also attended the Meeting.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

Elect Mr. Sr. Juan Manuel Hoyos Marínez de Irujo to the position of Company’s Vice-President Executive Officer and Messrs. Marcelo Audi and Paulo de Tarso Marques Rosa to the position of Officer without specific designation, pursuant to item III of article 17 of Company´s Bylaws and favorable recommendation of the Compensation and Appointment Committee.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to elect, pursuant to item III of article 17 of Company´s Bylaws and favorable recommendation of the Compensation and Appointment Committee, with term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2013 Ordinary Shareholders Meeting as Vice-President Executive Officer, Mr. Juan Manuel Hoyos Marínez de Irujo, Spanish citizen, married, economist, bearer of Passport # AAE827693, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 060.144.477-92, and, as Officer without specific designation, Messrs. Marcelo Audi, Brazilian Citizen, business  manager, married, bearer of ID #97.844.974 -  SSP-SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 104.859.868-33, and Paulo de Tarso Marques Rosa, Brazilian Citizen, banking, married, bearer of ID # 08460930-4 IFP/RJ, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 121.995.998-76, both residents and domiciled in São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, # 2041 and 2235 – Bloco A - Vila Olímpia - São Paulo – SP  – CEP 04543-011. The Officers elected herein hereby represent they are not involved in any crime provided for by law which may prevent them from doing business, particularly those mentioned in article 147 of the Brazilian Corporation Law, as well meet the requirements set forth by Resolution # 3041, dated 11.28.2002, of the Brazilian National Monetary Council, and shall be invested in their respective offices only after the homologation of their election by the Brazilian Central Bank, whereas Mr. Juan Manuel Hoyos Marínez de Irujo shall be conditioned to the attainment of the permanent visa.

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[Free English Translation]

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, February 29, 2012. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Marcial Angel Portela Alvarez - Vice-Chairman of the Company´s Board of Directors;  José de Menezes Berenguer Neto; José de Paiva Ferreira and José Roberto Mendonça de Barros. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 29, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer